Filed by Sunoco LP pursuant to Rule 425 under

the Securities Act of 1933, as amended.

Subject Company: Sunoco LP; Parkland Corporation

Commission File No.: 001-35653

On Monday, May 5, 2025, Sunoco LP held a conference call in connection with the announcement of Sunoco LP’s entry into a definitive agreement to acquire Parkland Corporation. The following is a transcript of the call:

Operator

Greetings, and welcome to the Sunoco acquisition of Parkland Corporation Conference Call. [Operator Instructions]. Please note, this conference is being recorded. I will now turn the conference over to your host, Scott Grischow, SVP of Investor Relations, SVP Finance and Treasurer. Thank you. You may begin.

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Good morning, and thank you for joining our call to discuss today’s announcement of Sunoco acquiring Parkland Corporation. A press release and presentation can be found on Sunoco’s Investor Relations website describing the highlights of this transaction. A link to the replay of this call will be available on Sunoco’s website shortly after the call is completed.

On the call with me this morning from Sunoco are Joe Kim, President and Chief Executive Officer; Karl Fails, Chief Operating Officer; Austin Harkness, Chief Commercial Officer; and Dylan Bramhall, Chief Financial Officer.

Joining us in Calgary from Parkland Corporation is Bob Espey, President and Chief Executive Officer; and Michael Jennings, Executive Chairman of the Board.

A reminder that today’s call will contain forward-looking statements that include expectations and assumptions regarding today’s announcement and the partnership’s future operations and financial performance. Actual results could differ materially, and the partnership undertakes no obligation to update these statements based on subsequent events. Please refer to our press release as well as our filings with the SEC for a list of these factors.

Also, please refer to the additional legal disclosures in the press release and on Slides 2 and 3 of the presentation. We will be referring to several of the slides in the presentation we posted on our website today, and I’d like to begin today’s discussion by providing the key terms of the transaction and financial benefits and then turn it over to Bob and Joe.

Turning to Slide 4 in the materials. As we announced, Sunoco will acquire 100% of the outstanding Parkland common shares in a cash and equity transaction valued at $9.1 billion, including assumed debt. The combined company will have an enterprise value of nearly $24.5 billion.

As part of this transaction, we will put in place a mechanism for the equity that we are issuing, which will be a new publicly traded vehicle, SUNCorp, that will be a corporation for tax purposes. Each Parkland common share will be exchanged for 0.295 SUNCorp common units and CAD 19.80 subject to customary proration.

The total consideration of CAD 43.33 per share represents a premium of 25% based upon the 7 days volume weighted average prices of both Parkland and Sunoco as of May 2, 2025. The $2.6 billion of proposed cash consideration is supported by a fully committed bridge facility, and we expect to permanently finance this through a combination of senior notes and preferred equity prior to close.

We expect the immediately accretive transaction to generate at least 10% accretion to distributable cash flow per unit and at least $250 million of annual synergies in the third year after close. The combined company will maintain a strong financial foundation, have greater scale and lower business risk. We expect to return to our 4x target leverage ratio within 12 to 18 months post close.

Finally, the transaction is subject to regulatory approvals and a Parkland shareholder vote. We expect to close the transaction in the second half of 2025.

With that, I will now turn the call over to Bob.

Robert Berthold Espey

President, CEO & Non-Independent Director

Thank you, Scott. Good morning, everyone. Thank you for joining us today as we announce the significant milestone for Parkland and Sunoco. Today marks an exciting moment as we bring together two outstanding organizations and the combination of years of constructive engagement with Joe and his team. The combination of these two companies delivers compelling financial benefits that we are confident will maximize value for Parkland’s shareholders at an attractive 25% premium.

The combination of Parkland with Sunoco is immediately accretive for shareholders. It optimizes for stability and upside, creates the largest independent fuel distributor in the Americas and positions shareholders to benefit from future growth through increased cash flow for reinvestment in the Canadian business and ongoing distribution to our shareholders.

Let me highlight why this combination represents a compelling value proposition for all stakeholders. This combination with Sunoco provides Parkland’s shareholders with the highest value and the greatest proceeds, while also affirming Sunoco’s and Parkland’s commitment to Canada, a country that has played a vital role in our combined history.

Sunoco is a strong organization and clearly the right choice for Parkland. Joe and his team bring to the table a common focus on growth and a commitment to servicing customers, coupled with a proven ability to integrate large acquisitions that benefit both employees and equity owners.

Sunoco has a track record of outperforming the market over the long term and consistently growing shareholder distributions at a higher rate than its peers. The management team has executed their strategy successfully during some very challenging economic periods in recent years.

Lastly, they have a history of previous investments in Canada and the Sunoco team is very excited to return. Sunoco is committed to retaining a Canadian head office in Calgary and a strong operating presence throughout Canada. It will continue to invest across the business, including in Parkland’s innovative low-carbon refinery and its operations for the long term. This underscores their understanding of our country’s economic priorities and their respect for our company’s heritage and commitment to our local communities.

In closing, I want to emphasize something that is deeply important to me and I know to Joe as well. The combined scale of Parkland and Sunoco positions our shareholders to directly benefit from the significant upside we see in this partnership.

Together, the combined company will offer greater financial stability, enhanced flexibility and robust growth. Equally important to me are the incredible opportunities this creates for our employees. I’m immensely proud of the Parkland team who will have the opportunity to contribute their talents under Joe’s leadership.

Our companies share common values, and I am confident that our team will thrive as part of a larger, stronger organization with even greater possibilities ahead. I am confident that this transaction is a win for Parkland shareholders, a win for employees and a win for Canada. Thank you.

Joseph Kim

President, CEO & Director of Sunoco GP LLC

Thanks, Bob. Good morning, everyone. Before providing commentary on the transaction, I want to begin by thanking Bob and the Parkland team. Under Bob’s leadership, Parkland’s growth has been incredible. Bob has been CEO for 17 years. During this time, he and his team have grown Parkland from a small regional field retailer into one of Canada’s leading fuel and convenience companies with international operations in 26 countries, a remarkable achievement that deserves recognition.

When Bob and I met a couple of years ago, we started talking about the future. As we continue to discuss possibilities, it became increasingly clear that a combined path forward Parkland and Sunoco together would be much stronger than continuing on separate tracks.

I believe it’s worth repeating what Bob said earlier: Over the short and long run, we believe that both sets of equity holders will win, our employees will win and the consumers will win. We’re excited to welcome the Parkland team members.

As for the overview of the deal, the industrial logic is powerful and the economics are extremely compelling. Let me start with the industrial logic. This transaction creates the largest independent fuel distributor in the Americas. The combined company will distribute over 15 billion gallons annually. Scale is vital in the fuel distribution business. More scale means more cost of goods sold advantages.

The combination results in the largest independent fuel distributor in the U.S., the Caribbean and Canada. From a stability perspective, the pro forma company will benefit from greater diversification, integration opportunities and leverage Sunoco’s proven track record of managing expenses.

Our new portfolio will also include refinery income. A couple of thoughts on the refinery. First, the refineries would have contributed about 5% of 2024 pro forma EBITDA. Second, within our acquisition economics, we utilized less than mid-cycle projection. It provides a conservative floor while also providing potential material upside.

Continuing on the subject of acquisition economics, as Scott mentioned, the transaction is immediately accretive with at least 10% accretion in year 3 when at least $250 million of run rate synergies will be realized. Our history of delivering on synergies is evident in our increases in DCF per common unit for 8 consecutive years, and we are fully expect to deliver on this acquisition.

As for the balance sheet, continuous improvement of our credit profile remains a foundational priority. Similar to what we accomplished with the NuStar transaction, we expect to return to our 4x long-term leverage target within 12 to 18 months of close. Furthermore, this transaction creates significant financial flexibility.

Looking at year 3, we anticipate the combined entity will generate more than 50% higher free cash flow than Sunoco as a stand-alone company. With the creation of SUNCorp, we’re creating an investment option to support our growth and welcome a new investor base.

Let me wrap up. We believe this combination not only creates great opportunities for our collective employees but also a stronger, more compelling investment case for current Parkland shareholders and future Sunoco stakeholders. Bottom line, the larger pro forma company will be more stable, stronger financially and better positioned for growth.

Operator, that concludes our prepared remarks. You may open the line for questions.

Operator

[Operator Instructions]. Our first questions come from the line of Spiro Dounis with Citi.

Spiro Michael Dounis

Citigroup Inc., Research Division

Just maybe you want to start with the synergies and hoping to get a little bit more detail there. If you could maybe just break out the different types of synergies you see with this deal? And you mentioned the timing a little bit that when you see the full run rate, but if you could, maybe just when this could start to show up?

Karl R. Fails

Executive VP & COO of Sunoco GP LLC

Yes, Spiro, this is Karl. So here’s how we’re thinking about the synergy number and the $250 million that we included in our deck, we think, is very doable and at this point, we think should be considered a [indiscernible]. So that’s really made up of three different pieces, and we still have some work to do to size exactly how big each of these three pieces is.

But the first is Bob and the Parkland team have already been working on an optimization plan. I think if you reference some of their investor information, they’ve been talking about that and we want to work with that team, that effort is underway. That’s going to be — provide a solid foundation for the synergies going forward.

So we’re anxious to get involved with them and understand all of those activities. I think the second thing to think about and where synergies are going to come is, as Joe mentioned in his prepared remarks, we know how to control expenses and whenever you put two companies of this scale together, you’re going to find operational efficiencies.

I think the NuStar experience last year and the integration and some of the efficiencies we found on the expense side also give us confidence and experience in figuring out how to achieve those in large acquisitions. And then the third piece is synergies are going to come on the commercial side.

So in our investor presentation, we highlighted the scale that the combined company will have, and I think both Bob and Joe highlighted that in their prepared remarks, we think that’s really going to unlock a lot of advantages on the supply front, specifically in supply chain optimization. So maybe I’ll give Austin Harkness a couple of minutes and he can give you some examples on what we’re thinking about that.

Austin B. Harkness

Executive VP & Chief Commercial Officer

Yes. So Karl laid out the three big buckets. Generally, in a transaction like this, one of the biggest areas of opportunity for commercial synergies is going to be in supply chain optimization. Joe mentioned scale in his prepared remarks, and just to frame out how we think about this with in a little bit more detail. There’s a lot of levers you can pull.

But generally, we look to 1 of 2 levers when it comes to supply chain optimization. The first would be site density. So that’s where you get a logistical advantage, an opportunity to optimize and reduce OpEx and therefore, cost of goods sold.

And the second would be sourcing optionality, which helps reduce cost of goods sold directly while also providing additional knock-on commercial upside. And given our scale and commercial sophistication, this acquisition really establishes both for us, particularly in the Caribbean.

So if you take, for example, our Peerless acquisition in Puerto Rico, where we’ve been able to double EBITDA in the last 3 years or less than 3 years despite the fact that it’s just a single market within the broader Caribbean region, from a sourcing optionality standpoint, Puerto Rico runs on a different spec of diesel than the Mainland U.S. And as a result of that, we were able to begin sourcing barrels out of South America for the first time.

In addition to directly reducing cost of goods sold, on the island for us. It also provides the indirect commercial value. For example, when that product is on spec for the mainland U.S., we can redirect those barrels to the Gulf Coast, New York Harbor, wherever that arb might be open, providing additional commercial upside.

And then from a site density standpoint, look, we’ve been able to do this operating a single point of fuel distribution in the broader Caribbean market. But the Caribbean is essentially a big logistics play. And so this deal fundamentally step changes our ability to optimize cargo flows and OpEx across both the legacy Sunoco and Parkland portfolio of assets. So that’s just an example, but hopefully provides a bit of a clearer picture of why we’re so excited about the commercial opportunities in front of us as a result of this transaction.

Spiro Michael Dounis

Citigroup Inc., Research Division

Maybe second one, I hate to put the cart before the horse, but before you even have a chance to own these assets. But I mean, Joe, you’ve sort of been in these businesses in the past, you’ve been bigger in retail, you had some sort of a tether to refining, now sort of going back and getting into those businesses again in a bigger way.

Would you consider all of these assets going forward as core? Would you be opening to jettisoning them at some time? And obviously, you’ve had joint ventures with energy transfer in the past where you found ways to optimize the asset base. Is that something we can look forward to here as well?

Joseph Kim

President, CEO & Director of Sunoco GP LLC

Thanks Spiro. Good question. So let me provide some clarity as to Parkland’s asset base compared to Sunoco’s asset base. We use different terminologies. I think the people have covered Sunoco, we talk about when we say retail, we’re really talking about our Hawaii company-operated business and our New Jersey turnpike business. When Parkland uses the word retail, it’s a lot broader. It’s not necessarily talking about company-operated business.

If you lay out and we will lay this out for The Street, you lay out the different channels that they operate in and the different channels that we operate in, be it commission agent, be it a dealer or distributor, what everybody is going to find out is we’re incredibly similar. They do not have a lot of company operated sites in Canada or the Caribbean or U.S.

It is very similar profile to Sunoco. That’s why whenever Austin talked about through the confidence and Karl talked about the commercial confidence on both the expense and commercial side. Inlays that very, very similar to us. So I think one of the steps that The Street has to do is get recalibrated about terminology, and we’ll do our part to get all this cleaned up for you.

I think after you see that, you’re going to go well, there’s a lot of similarities between the two companies. As far as on the refinery side, the question is, do we want to be like a refining and marketing company, a Valero P66. The answer is no. But this is a very niche refinery, very integrated from a marketing standpoint. We like the asset. We like Parkland’s assets in totality.

And I think given my background, Karl’s background, very other people’s background, we have the expertise to be a contributor in this. It’s not that much different than we have the transmix facilities. We’re the biggest transmix facility operated in the U.S. It’s another asset more in that line than you would think about from a more traditional R&M company.

And the final question, Spiro, is about we look to optimize. Of course, we always optimize. But we’re not -we didn’t purchase Parkland and with the idea that we’re going to sell this, this and this and this. But like any steward company that’s trying to create value for shareholders, we’re going to continually look at our existing assets, assets we acquire presently in the future, and we’ll continue to optimize.

And maybe a better way of saying that is we always channel manage within our U.S. portfolio. We’re always taking some sites to optimize for stability, optimize for upside or eliminate downside. We may move from a dealer model to a distributor model to a [indiscernible] model, so this is right within our playbook.

Operator

Our next questions come from the line of Jeremy Tonet from JPMorgan.

Jeremy Bryan Tonet

JPMorgan Chase & Co, Research Division

I just want to start off with the new [indiscernible] here and wanted to see, I guess, how that works relative to the MLP? Is there convertibility both ways or any other features that you would call out here?

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Yes. Jeremy, this is Scott. Yes, nothing — no other specific features that I’d call out. I think our presentation lays out that it will be a 1099 security. It will be treated as a corporation for tax purposes, and it will own common equivalent units of Sunoco LP. And so it will not have any debt and really the cash flow that comes into it will come in the form of distributions from Sunoco LP.

Stepping back, I think this was an elegant tax-efficient way to fund the equity consideration portion for the deal. And I think is a win for Parkland shareholders. I think looking forward, it has the added benefit of being a consideration or a currency option for future acquisitions or transactions that we may want to undertake. And I think additionally, it will be an option for new foreign investors who would like to invest in Sunoco LP and not have to deal with the tax consequences of doing so.

Jeremy Bryan Tonet

JPMorgan Chase & Co, Research Division

Got it. And then just wanted to see, I guess, with Parkland holders, if there’s any lockup there or communications with large shareholders there, anything to think about on that side?

Joseph Kim

President, CEO & Director of Sunoco GP LLC

Jeremy, this is Joe. There’s no lockup. And as far as for Parkland shareholders, first of all, I don’t speak for any particular or specific shareholders. However, like I said in my prepared remarks, this is a highly compelling transaction for both Parkland shareholders and for SUNCorp unitholders and for the Parkland shareholders, you get a very, very healthy premium, material cash, and a stronger company underlying the equity going forward. So we think this is an offer that’s going to be hard for people to pass out.

Jeremy Bryan Tonet

JPMorgan Chase & Co, Research Division

And do these SUNCorp units get included in the IDR calculation to Energy Transfer?

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Yes, they will. That’s correct. There are common units being issued to the corporate — to SUNCorp. So those will carry the IDR.

Jeremy Bryan Tonet

JPMorgan Chase & Co, Research Division

And is it a one-to-one relationship there, units to...

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Yes. I think that does it for me right now.

Operator

Our next questions come from the line of Theresa Chen with Barclays.

Theresa Chen

Barclays Bank PLC, Research Division

I wanted to ask you on your plans as far as increasing the value of the wholesale chain now that you have significant presence both on the Atlantic Basin side as well as Pacific. Are there any synergies to be had with this kind of global footprint? And incrementally, what did Parkland assets do to build out your PADD 5 exposure in the U.S., Northern Canada and then as well as across the Pacific Ocean in Hawaii?

Karl R. Fails

Executive VP & COO of Sunoco GP LLC

Yes, Theresa, this is Karl. I’ll take kind of either side, and I’ll kind of build on what Austin talked about earlier. I think he gave a really good example in the Caribbean. And the Caribbean is supplied. He gave an example of where we buy diesel in South America. But we now are going to have a presence in the Atlantic Basin. Even before Sunoco had a presence kind of from Portland, Maine all the way down into the Caribbean, and now we’re going to be able to extend that into the Eastern Coast of Canada.

And we also have assets in Europe from the midstream side. So we have, I’d say, a very robust and deep from the supply and trading organization all the way to our midstream operations. We understand those markets, and we have built supply chains and optionality that we think are going to come to bear with Parkland.

Parkland is going to bring their own sophistication and depth of experience in the Caribbean, which we’re very anxious to learn and understand and dig into. And then we’re going to be able to marry that with what Austin’s team does commercially kind of in the U.S. and leverage, if possible, our assets in Europe.

On the Pacific side, right, we already have a big short in Hawaii. And we’ve added through the NuStar acquisition last year, we added some midstream assets. We now obviously are going to have a presence, be involved in the Western Canadian markets, both from the crude and product side.

We already have relationships in Asia, where Austin’s team sources our product into Hawaii. So we think, again, kind of leveraging the expertise and knowledge in Canada and the crude markets that the Parkland team has with what we have on the product side, yes, I think you hit on maybe the next level down of kind of the commercial synergies that Austin was talking about.

Theresa Chen

Barclays Bank PLC, Research Division

Okay. And just thinking further out in a couple of years, as we look to the Pacific Coast of North America as far as refining supply goes, how do you see PADD 5 in the U.S. being supplied from here given that you do have a sourcing capability, I believe, in South Korea at the very least. And we are seeing some regular cargoes make their way — cargoes of refined products make their way into California as a regular trade.

Is your footprint in via Parkland going to be additive to that trade? Are you going to participate in that? Or do you see this as more of a captive system and helping your wholesale distribution system downstream?

Joseph Kim

President, CEO & Director of Sunoco GP LLC

Yes, Theresa, I think as we look at markets and how they unfold, it’s a little — a bit of a fool’s errand to know exactly what’s going to happen 5, 10 years from now. Here’s our general philosophy is that if you look backwards over the last 20 years, you couldn’t necessarily have anticipated every change in the market or supply chain dynamic.

But in every case, when something changed, having scale and having critical infrastructure, the companies that had those two pieces were the ones that benefited the most. And so that is the core of our strategy. We have critical infrastructure from Hawaii to West Coast, and now we’re going to have that on the West Coast U.S. and now we’re going to have that on the West Coast of Canada. And we are going to have scale to be able to participate.

And the third piece, I think we have a track record and sophistication of being able to identify and take advantage of those markets. So I don’t know that I can lay out for you exactly how that’s going to shape out. I think some of the recent announcements of people operating in California do lead to California becoming an import market, at least in the medium term for refined products. Yes, we’ll be able to participate in that, and we’ll be able to participate in any other change that happens over the coming years.

Operator

Our next question comes from the line of Gabe Moreen with Mizuho Securities.

Gabriel Philip Moreen

Mizuho Securities USA LLC, Research Division

If I could maybe ask a follow-up to the SUNCorp question around the flexibility of the dividend at SUNCorp, I think it will [indiscernible] for at least 2 years and then maybe what would the factors or what you may anticipate be in terms of any tax leakage at the SUNCorp level that may essentially begin?

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Yes, Gabe, this is Scott. I think you were asking about the times the tax implications after the 2-year period. I think it’s too early to give clarity — specific clarity around that. I think what I would say right now is that our preliminary analysis suggests manageable to potentially no near-term tax leakage to allow continued dividend parity for SUNCorp.

Gabriel Philip Moreen

Mizuho Securities USA LLC, Research Division

Great. And then maybe if I can also ask clearly much bigger pro forma organization here. Thoughts on maybe combining the balance sheets and targeting IG. And then also given, I guess, a lot of currency exposure coming with this deal and to the extent you may or may not evaluate hedging out some of that currency risk?

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Yes, Gabe, this is Scott again. Look, we’ve been obviously spoken with the agencies about the transaction and expect to have additional discussions with them between today and when we close. And I don’t want to get out in front of them regarding their view on the transaction or kind of our go-forward ratings with them.

I think that said, part of the story today included our commitment to get back to our 4x leverage target within 12 to 18 months. Joe and Karl talked about the additional scale and diversification and stability the combined company will have, and that’s something we communicated to them as well. I think as I sit here today and Joe mentioned this that we recognize that much like our announcement for the acquisition of NuStar were going to be a show-me story.

And recall during that transaction announcement, we committed to returning to our 4x leverage target within 12 to 18 months post close and achieved that in less than 6 months. And so I think that’s a similar story here. We’ve laid out the road map, and we’re going to execute on that. With respect to the currency exposure, certainly, we’re going to do what’s right for the partnership. And if that involves hedging and managing that risk, we’ll undertake it, but I don’t have anything formal to announce today.

Operator

[Operator Instructions]. Our next questions come from the line of Ned Baramov with Wells Fargo.

Ned Antonov Baramov

Wells Fargo Securities, LLC, Research Division

I just had one quick one. As you brought on your geographic footprint, does repatriating capital back to the U.S. pose any tax risks?

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Yes. Ned, this is Scott. I think right now, if you’re asking about the tax impact on SUN’s DCF, I think what we see right now based on Parkland’s historical tax profile and the structure we’ve set up, we aren’t expecting an immediate material tax increase in cash taxes for the partnership.

Operator

We’ve reached the end of our question-and-answer session. I would now like to turn the floor back over to Scott Grischow for closing comments.

Scott D. Grischow

Senior VP of Investor Relations, Senior VP of Finance & Treasurer

Well, thanks, everyone, for joining us on the call today. We’re very excited about today’s news and the opportunities it’s going to bring with it. We look forward to connecting with everyone soon with additional updates. And of course, we’ll talk to everyone tomorrow on our first quarter earnings call. Have a great day.

Operator

Thank you, ladies and gentlemen. This does conclude today’s teleconference. We appreciate your participation. You may disconnect your lines at this time. Enjoy the rest of your day.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and Parkland Corporation (“Parkland”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals, the approval of the listing of the common units representing limited liability company interests in SUNCorp (as defined below) on the New York Stock Exchange, and receipt of Parkland shareholder approval; the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; the potential for modification or adjustment of the Arrangement Agreement, dated as of May 4, 2025, by and among Sunoco, NuStar GP Holdings, LLC (“SUNCorp”), 2709716 Alberta Ltd. and Parkland (the “Arrangement Agreement”); the parties’ ability to satisfy their respective conditions and consummate the transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; and those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SUNCorp intends to file any relevant materials with the SEC, which may include a registration statement under the Securities Act or the Exchange Act, which registration statement, if and when filed under the Securities Act, may contain a preliminary prospectus of SUNCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SUNCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SUNCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws.